SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2018

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number		Page
1.1	Voluntary Disclosure, dated February 1, 2018	A-1

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies and other technologies and related applications;
•

the anticipated evolution of the industry chain of 4G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 4G and future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;
•	the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” on our business, financial condition and results of operations;
•	the expected impact of tariff changes on our business, financial condition and results of operations;

•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “target”, “will”, “confident”, “hope”, “strive”, “endeavor” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	February 2, 2018	By:	/s/ Li Yue
			Name:	Li Yue
			Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

VOLUNTARY DISCLOSURE

COMMERCIAL PRICING IN RELATION TO THE LEASE OF

TELECOMMUNICATIONS TOWERS AND RELATED ASSETS FROM CHINA TOWER CORPORATION LIMITED

This announcement is made by China Mobile Limited (the “Company”) on a voluntary basis.

Reference is made to the Company’s announcement dated 8 July 2016 (the “Announcement”) with respect to the finalisation of the leasing and pricing arrangement in relation to the lease of telecommunications towers (including Newly-added Telecommunications Towers and Acquired Telecommunications Towers) and related assets and the entering into of an agreement accordingly (the “Commercial Pricing Agreement”) between China Mobile Communication Company Limited (“CMC”), a wholly-owned subsidiary of the Company, and China Tower Corporation Limited (“China Tower”). Pursuant to the Commercial Pricing Agreement, the respective provincial companies of CMC and China Tower entered into provincial company service agreements based on their actual service needs. Unless otherwise stated, capitalised terms used herein shall have the same meanings as those defined in the Announcement.

The Company announces that, on 31 January 2018, pursuant to the Commercial Pricing Agreement and after mutual negotiations and discussions on an arm’s length basis, the parties unanimously agreed on supplementary provisions to the Commercial Pricing Agreement (the “Supplementary Agreement”), which mainly included:

1.

The pricing of tower products stated in Annex 1 Product Catalogue and Pricing of the Commercial Pricing Agreement shall be adjusted, including: cost markup rate shall be adjusted from 15% to 10%; the base price co-sharing discount rate applicable to towers shared by two lessees shall be increased from 20% to 30%, and that applicable to towers shared by three lessees shall be increased from 30% to 40%, with the extra 5% discount entitled by the first occupier unchanged; for certain provinces, the adjustment coefficient to reflect difference of standardized construction costs of Newly-added Telecommunications Towers in different geographical areas and the discount rate applicable to Acquired Telecommunications Towers shall be adjusted; the existing co- sharing discount policy shall be extended to 31 December 2019, upon which time the parties shall negotiate the pricing terms in this regard.

2.

The adjusted Product Catalogue and Pricing shall be effective from 1 January 2018 and acknowledged by the respective provincial companies or municipal companies of the parties by entering into product and service confirmation letters or batch lease forms.

3.	The term of the agreement shall be five years, effective from 1 January 2018 and expiring on 31 December 2022. Prior to expiry, the parties shall negotiate the pricing terms thereafter.

The Company is of the view that the entering into the Supplementary Agreement with China Tower would enable the Company to lower the expenses of utilizing telecommunications towers in the future.

By Order of the Board

China Mobile Limited

Wong Wai Lan, Grace

Company Secretary

Hong Kong, 1 February 2018

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the

Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue, Mr. Sha Yuejia and Mr. Dong Xin as executive directors and Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu and Mr. Stephen Yiu Kin Wah as independent non-executive directors.